

ONE INVESTMENT. TEN RESTAURANT BRANDS.

From the former CEO of Jimmy John's comes Craveworthy Brands - a platform company aiming to fuel the next generation of successful restaurant brands.

Restaurant brands owned directly or indirectly by Craveworthy LLC (see Form C for details):

SOOM SOOM   WING IT ON!   THE BŪDLONG SOUTHERN CHICKEN   GENGHIS GRILL   Lucky Cat POKE CO.

FLAT TOP GRILL   BD's MONGOLIAN GRILL   krafted BURGER BAR + TAP   Scramblin' ED's BREAKFAST IN A JIFFY!   PASTIZZA PIZZA & PASTA

| Share Price: $1.05 | Minimum Investment: $500 |

INVEST NOW   VIEW FORM C   VIEW ALL FILINGS

Invest in Craveworthy SPV LLC

Total Invested: Awaiting Data

Reg CF | Class A Units in SPV   What is this?

Unit Price	$1.05
Minimum Investment	$500
Invest Until	04/30/2024
Target Min. Offering	$10,000
Max. Offering Size	$5M

INVEST NOW   View Form C
View All SEC Filings

Opportunity

Market

Traction & Story

Competitive Advantage

Founders

Revenue Model

Financials & Details

Updates

Investor FAQs

Discussion

📣 OPPORTUNITY

When you invest in Craveworthy Brands, we believe you'll own a piece of a fast-growing restaurant platform company as they scale their portfolio of red-hot brands.

Join the former CEO of Jimmy John's and the former CEO of Yum! Brands as they leverage their experience and wealth of knowledge to supercharge the growth of 10 highly engaging fast casual restaurant brands with potential for significant growth. Through innovation, operational excellence and a culture of hospitality, their goal is to transform these concepts into household names across the country.



Why Invest?

- Former CEO's of Jimmy John's and Yum! Brands leading the charge to grow emerging and legacy brands.

- We believe multiple brands in the portfolio increases the chance of success and eliminates the risk of betting everything on one concept.

- Our franchise model is capital light and is focused on growing cash flows from new franchise sales and royalties.

⊛ MARKET

Why Fast Casual? Why now?

We believe out of the entire restaurant market, the Fast Casual segment has the most opportunity for today's savvy consumers to get everything they want out of a dining experience: high quality food options, lower price points than full service, with convenience and great customer experiences. We believe that translates to big growth. The Fast Casual boom is upon us. The segment is expected to reach a staggering $563B by 2032 (source: EMR Global Fast Casual Restaurant Market Outlook 2024 - 2032), and Craveworthy Brands is here and wired to be a part of it.

- We're innovating and delivering a wide variety of delicious, unique and high-quality food options throughout our brand portfolio.

- We're creating a culture of excellence, streamlining operations and systems, to control food costs, keeping our menu priced right.

- We're building a legacy of enjoyable, quick service style experiences with digital ordering capabilities and customer service at the forefront of what we do.

Forecasted Market Size by 2032 (Source)
$563B



Problem

Often, emerging and legacy brands don't have the leadership and experience either to scale, or to scale efficiently.

Solution

Our team brings significant experience and knowhow to these brands. Craveworthy Brands shortens the learning curve. We make sure the brands we've hand-selected to be the next great success stories have access to everything we believe it takes to win.

BIG VISION = FAST CASUAL LAUNCHPAD

CONTINUING OUR SOURCE, SIMPLIFY AND SCALE MODEL


Giving young, hungry brands the chance to become the next Chipotle
CRAVEWORTHY BRANDS
Multiple strikes of the match to see which one ignites
Trendspotting and grooming
Growing our own brands

What do we look for in a Fast Casual brand?

When we hand-select an emerging or legacy brands we first make sure it consistently delivers a truly exceptional product. We then make sure there is significant whitespace for future store expansion. Many of the larger fast food and fast casual brands have expanded to the point where little white-space exists, if any. Franchisees of these brands are looking for new concepts to partner with.

Upon selecting a brand for acquisition, Craveworthy may do some or all of the following: open Craveworthy-owned restaurant locations of the specific brand; sell franchise locations for a brand; open virtual kitchens; or leverage in-house skills by providing shared services to enable efficient operations.


OUR BRANDS
GENGHIS GRILL
44 Locations
BD's
16 Locations
FLAT TOP GRILL
4 Locations
WING IT ON!
12 Locations
THE BUDLONG HOT CHICKEN
5 Locations
krafted
2 Locations
Lucky Cat POKE CO.
43 Locations
Based on internal location data as of Dec. 12, 2023

Note: the brands depicted here are entities owned directly or indirectly by Craveworthy LLC. See "Company and Its Business" section of the Form C for more information about subsidiaries and specific ownership structures.

FOUNDING TEAM

Gregg Majewski

Chief Executive Officer



Biography

- **23+ years** in the food & beverage industry in founder and senior executive roles
- **Former CEO of Jimmy John's** Gourmet Sandwiches and Founder of **Wildcat Investments**
- While at Jimmy John's: grew restaurants from **33 to 300 with another 600 sold**, implemented and restructured **company-wide operational standards**, and shifted marketing strategies to "Freaky Fast" delivery

Greg Creed

Advisory Board Member





Biography ✕

- **Former Chief Executive Officer of Yum! Brands, Inc.** from January 2015 to December 2019, Director of the Board from November 2014 to May 2020, and a successful 25-year career with the company.

- **Former Chief Executive Officer of Taco Bell**, the nation's leading Mexican-style quick service restaurant chain, being appointed in early 2011 after serving as President and Chief Concept Officer.

- Innovation visionary behind many of Taco Bell's successful advertising campaigns, experience which led to his appointment as the Chief Executive Officer of Taco Bell followed by the Chief Executive Officer of Yum! Brands.

Our portfolio of brands



Note: the brands depicted here are entities owned directly or indirectly by Craveworthy LLC. See "Company and Its Business" section of the Form C for more information about subsidiaries and specific ownership structures.

🚀 TRACTION

Our *Source, Simplify and Scale* model has already demonstrated its effectiveness. Since launching operations in 2023, Craveworthy Brands has acquired multiple brands by way of direct or indirect purchase of a restaurant brand's legal entity, turning it into a subsidiary (see "Company and Its Business" section of Form C for subsidiary structure information). We've improved operations at these brands by creating new store models that reduce footprint and labor cost, we've established processes and procedures that streamline operations, and we've synchronized suppliers which has lowered food costs.



A TASTE OF SUCCESS
Since 2023 Rollup

7 Brands Open in **24** States

120+ Stores **Open**

40+ Franchises **Sold** & Not Yet open

Based on internal location data as of Dec. 12, 2023

💲 REVENUE MODEL

Revenues are generated from both company owned locations and franchise locations.

We keep all sales revenue from company owned locations. For franchise locations we earn a fee when a franchise is sold (up to approximately $30,000 per franchise) and we earn a royalty of approximately 5%–6% on total franchise sales revenue.

5%-6% on total franchise sales revenue.

We believe franchise growth is capital light as the franchisee pays store build out costs. Our goal is to grow to approximately 1,000 franchise locations over the next 5 years.

> Traditional sales revenue from company-owned locations
> +
> Franchise sales revenue and ongoing royalties from franchised locations

---

 # FINANCIALS, RISKS, & USE OF PROCEEDS

We expect to grow revenue by continuing to open company owned locations and by selling franchise locations. (These are forward-looking statements based on expectations held by company management. Please consult the Form C filing for full details pertaining to forecasted figures, forward-looking statements, and more.)

Risk Disclosures

View Risk Disclosures

Use of Proceeds:

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,000 Raise	Allocation After Offering Expenses for a $1,000,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Offering Expense	$600	$70,000	$325,000
Store Build Outs	$0	$700,000	$3,000,000
Remodeling of Certain Existing Stores	$0	$0	$800,000
Brand Acquisition	$0	$0	$500,000
Working Capital	$9,400	$230,000	$375,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

 # COMPETITIVE ADVANTAGE

Based on our experience, we believe every great restaurant brand goes through a learning curve as they grow. At Craveworthy Brands, we aim to shorten that learning curve better than anyone else. We make sure the brands we've hand-selected to be the next great success stories have access to everything it takes to be successful. A culture of hospitality, funding, purchasing contracts, marketing, tech stacks, franchise development teams, world class leadership and proven knowhow – unlocking the potential for substantial growth.

KEY INVESTMENT MERITS

- **Strong**, proven team
- **Opportunity** in a fast-growing market
- **Streamlining operational** and logistical costs





- **Diversity** of brands
- **Low cost for entry franchisees** with guidance for success
- **Double pronged revenue** streams (Franchise + Owned)
- **Decreased risk** given multiple brands and teams track record (only takes one)

📰 UPDATES

Recent press coverage, company announcements, and offering-related updates can be found below.

Nation's Restaurant News
Sbe's C3 is partnering with Craveworthy Brands to franchise Mediterranean concept

Oct 31, 2023

CRAVEWORTHY MEDIA
How Wing It On!'s Brand Relaunch Under Craveworthy Brands Supercharged its Growth Prospects.

Oct 18, 2023

QSR
Craveworthy Brands Taps Olo to Grow Digital Presence

Sept 22, 2023

Entrepreneur
Gregg Majewski of Craveworthy Brands on the Advantages of Being #2

Aug 30, 2023

QSR
Craveworthy Brands Isn't Afraid to Dream Big

Aug 29, 2023

RESTAURANT
Former Yum Brands CEO Greg Creed joins Craveworthy Brands board as advisor

July 13, 2023

RESTAURANT
Brand platform Craveworthy plans to raise $25M for acquisitions and new restaurants

Apr 27, 2023

RESTAURANT
Craveworthy Brands to absorb sister company Mongolian Concepts

Apr 11, 2023

📰 INVESTOR FAQS

Frequently asked questions and further information can be found below.

What is Regulation CF? +

Who is eligible to invest? +

What are the tax implications of making a Reg CF investment? +



What are the securities being offered to investors? +



How was the price of the securities calculated? +



What is an SPV? +



What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering? +



What is Issuance Express? +





DISCUSSION

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DON'T JUST OWN A BRAND, OWN THE PARENT COMPANY!

When you invest in Craveworthy Brands, you'll own a piece of the visionary company fueling the next generation of restaurant brands.

Share Price: $1.05 **Minimum Investment: $500**

INVEST NOW | VIEW FORM C | VIEW ALL FILINGS



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